

September 30, 2010

Via Facsimile (858) 550-6420 and U.S. Mail
Jay D. Kranzler, M.D., Ph.D
Chief Executive Officer
Cypress Bioscience, Inc.
4350 Executive Drive, Suite 325
San Diego, CA 92121

> **Re: Cypress Bioscience, Inc.**
> **Schedule 14D-9**
> **Filed September 28, 2010**
> **File No.:5-35589**

Dear Dr. Kranzler:

We have limited our review of the filing to those issues we have addressed in our comments.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Background to the Offer

1. We refer to the Schedule TO-T/A filed by Ramius V&O Acquisition, LLC, et al on September 21, 2010. Reference is also made to the complaint filed by Ramius in the Court of Chancery of the State of Delaware on September 20, 2010 seeking certain stockholder records. Although you disclose that the company provided Ramius with a stockholder list on September 22, 2010, supplementally confirm your understanding of the obligations imposed by Exchange Act Rules 14d-5(a) and (c) and your compliance with those rules. In this regard, please supplementally confirm whether the company provided

Ramius with the most recent stockholder list of the type specified in Exchange
Act Rule 14d-5(a)(2).

2. You disclose the Board's decision to explore strategic alternatives to the offer
    and disclose what appears to be a non-exhaustive list of possible alternatives the
    Board committed to explore at its September 27, 2010 meeting. Please revise to
    specify all the strategic alternatives the Board are contemplating or alternatively,
    clarify in the disclosure that the enumerated list of possible alternatives is not
    exhaustive. This comment also applies to analogous disclosure on page 11.

3. Further to our comment above. Please revise your disclosure as of the most
    reasonable practicable date, to specify whether any steps have been taken to
    pursue any strategic alternative. If none have been taken, revise to clearly state
    this fact in your disclosure. This comment also applies to analogous disclosure
    on page 11.

4. Please supplementally provide or set forth in revised disclosure, further support
    for some of the statements you make in the recommendation statement. For
    example, we note the following:

*   "the $4.25 per Share offer price grossly undervalues Cypress *by any reasonable
    measure…."* (emphasis added);

*   claims regarding the "significant value of the Savella royalty stream" or that the
    value of the Savella royalty stream *alone* "significantly exceeds the value of
    Cypress implied in the offer…"; and,

*   with regard to the intellectual property Cypress has in certain CNS drugs "each of
    these programs has a positive expected value based on the cash investments
    required and future potential profits…" (page 10)

5. We note disclosure throughout that the offer price is below the liquidation value
    of the company. Please provide further context to your disclosure and revise to
    specify the liquidation value of the company.

6. We note the assertions throughout the recommendation statement that make
    predictions regarding the value of the Company's CNS assets and the "additional
    significant value potential of the continued implementation of Cypress' business
    plan…" Please revise the recommendation statement to clarify that
    notwithstanding the Board's opinion, there is no assurance that the offer price
    offered by Ramius is less than the future value that could potentially be derived
    from the CNS assets or the company's business strategy. Further, revise to state

there can be no assurance that the business strategy and/or pipeline drugs will yield positive results and/or value for Cypress.

7. Notwithstanding the absence of a specific item requirement in the Schedule 14D-9, advise us what consideration has been given to summarizing your discussions with the financial advisors in greater detail and attaching any written analyses or presentation materials, if any, used in issuing their advisory services to the Board. Refer to Item 8 of Schedule 14D-9 and Item 1011(b) of Regulation M-A.

<u>"Reasons for Recommendation, page 9</u>
<u>"The board of directors has determined to engage…," page 11</u>

8. As noted in prior comments, revise to specify the status of any strategic alternatives being pursued and clarify that there can be no guarantee that pursuit of such alternatives would result in shareholders realizing value.

<u>Item 6. Interest in Securities of the Subject Company, page 13</u>

9. Please remove the qualifying language regarding transactions undertaken by the company's executive officers, directors and affiliates or subsidiaries or advise.

<u>Cautionary Note Regarding Forward-Looking Statements, page 16</u>

10. The safe harbor protections for forward-looking statements contained in the referenced federal securities laws do not apply, by their terms, to statements made in connection with a tender offer. <u>See</u> Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please revise the Schedule 14D-9 to indicate that the safe harbor protections do not extend to any of the forward-looking statements made in connection. <u>See</u> also telephone interpretation I.M.2 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for additional guidance. Finally, confirm supplementally that you will make these clarifications in all future filings that are made in connection with the ongoing tender offer.

*   *   *

As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via facsimile):   Frederick T. Muto, Esq.
                        Cooley LLP